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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KBFG Securities America Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 1900
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

KBFG Securities America Inc. and Subsidiary

Consolidated Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

KBFG Securities America Inc. and Subsidiary

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Stockholder's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Independent Accountants Report on Statement of Exemption from Rule 15c3-3.
[x] Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
        5(e)(3).*







AFFIRMATION

I, Yoon Gu Eric Lee, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to KBFG Securities America Inc. and Subsidiary for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

STEVE ABREU
Notary Public - State of New York
NO. 01AB6321092
Qualified in New York County
My Commission Expires Mar 16, 2019

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
KBFG Securities America Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KBFG Securities America Inc. (the "Company"), as of December 31, 2018, the related consolidated statements of operations, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey
February 26, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	2,497,520
Time deposits		11,000,000
Certificates of deposit, at fair value		999,890
Receivable from parent		381,648
Security deposit		39,642
Receivable from broker-dealers		5,430
Equipment (net of accumulated depreciation of $21,567)		17,660
Miscellaneous receivables		67,916
Other assets		68,125
Total assets	$	15,077,831

Liabilities and Stockholder's Equity

Contract liabilities	$	75,000
Accounts payable and accrued expenses		87,756
Total liabilities		162,756
Common stock - $.01 par, 1000 shares authorized;		
220 shares issued and outstanding		2
Additional paid-in capital		31,999,998
Accumulated deficit		(17,084,925)
Total stockholder's equity		14,915,075
Total liabilities and stockholder's equity	$	15,077,831

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended December 31, 2018

Revenues

Commissions	$	800,532
Research income		146,692
Interest income		280,874
Loss on investment in private company		(212,223)
Fee income		202,205
Other revenue		438,846
Total net revenues		1,656,926

Expenses

Employee compensation and benefits	784,151
Professional fees	147,882
Occupancy	202,556
Communications	164,165
Travel and entertainment	260,448
Other expenses	171,479
Total expenses	1,730,681
Net loss	$ (73,755)

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of shares	Amount			
Balances, January 1, 2018	220	$ 2	$ 31,999,998	$ (17,011,170)	$ 14,988,830
Net loss				(73,755)	(73,755)
Balances, December 31, 2018	220	$ 2	$ 31,999,998	$ (17,084,925)	$ 14,915,075

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(73,755)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		7,318
Proceeds from sale of investment company		2,109,580
Loss on investment in private company		212,223
Decrease (increase) in operating assets:		
Time deposits		1,000,000
Investment in certificates of deposit		(999,890)
Receivable from Parent		(349,663)
Miscellaneous receivables		(67,916)
Other assets		(14,419)
Increase/(decrease) in operating liabilities:		
Contract liabilities		(120,000)
Accounts payable and accrued expenses		5,753
Due to affiliate		(4,443)
Net cash provided by operating activities		1,704,788
Cash flows from investing activities		
Purchase of equipment		(3,955)
Net increase in cash, cash equivalents and restricted cash		1,700,833
Cash, cash equivalents and restricted cash		
Beginning of year		836,329
End of year	$	2,537,162
Cash, cash equivalents and restricted cash consist of the following:		
Beginning of period:		
Cash and cash equivalents	$	796,687
Restricted cash		39,642
	$	836,329
End of period:		
Cash and cash equivalents	$	2,497,520
Restricted cash		39,642
	$	2,537,162

The accompanying notes are an integral part of these consolidated financial statements.

1. **Nature of Operations**

   KBFG Securities America Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities. The Company is a subsidiary of KB Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea.

   The Company has a wholly-owned inactive subsidiary which, at December 31, 2018, had no assets and no liabilities, and no income or expenses for the year then ended.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   The Company's checking and savings accounts are held by four financial institutions and therefore are subject to the credit risk at those financial institutions.

   The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2. **Summary of Significant Accounting Policies (continued)**

    Revenue Recognition (continued)

    Revenue from contracts with customers includes commission income, fees from investment banking, research income and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

    Nominally, under Rule 15a-6, the Company is deemed to be the executing and clearing broker on trades that are processed by its Parent. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. Substantially all of the Company's commissions were derived from trades executed by the Parent under this arrangement. All commissions are earned on trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Commission payments are received from the Parent in subsequent months.

    The Company earns commissions for research. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been agreed upon by the customer. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to deliver research has been completed, the consideration is fixed and determinable and there are no other obligations that the Company needs to fulfill under each individual arrangement.

    Securities transactions and the related revenues are recorded on a trade-date basis.

    Fee income includes amounts for professional and other advisory services that the Company provides. Under certain contracts, the Company receives a fee in advance which is then amortized over the contractual period in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Under other contracts, at the request of the customer, the Company performs services which are billed upon completion and there are no further services to be provided.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Other revenue includes management services that the Company provides to two entities under common control of the Parent for two properties purchased in the United States. Revenue is recognized over time for these arrangements since performance obligations are simultaneously provided by the Company and consumed by the entities. Payments received prior to recognizing revenue are reflected in contract liabilities in the accompanying statement of financial condition. In connection with these arrangements, the Company received termination fees in the amount of $320,000 which were recognized immediately upon termination of the agreements since the Company had no other obligations to perform under the contracts.

Disaggregation of revenue by type of service provided can be found on statement of operations for the year ended December 31, 2018.

The beginning and ending balance of receivables, contract assets and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities	Receivables, Parent
Balance, January 1, 2018	$ -	$ -	$ 195,000	$ 31,985
Balance, December 31, 2018	$ -	$ -	$ 75,000	$ 381,648

The Company recognized the entire $195,000 of contract liabilities that were present on January 1, 2018 through revenue during the year ended December 31, 2018.

Translation of Foreign Currency
The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

2. **Summary of Significant Accounting Policies (continued)**

Valuation of Investments and Valuation Processes

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair

2. **Summary of Significant Accounting Policies (continued)**

Valuation of Investments and Valuation Processes (continued)

value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company's Time Deposits and Certificates of Deposit are all categorized as Level 2 assets since they do not have regular market pricing but whose fair value can be determined based on other data values or observable prices.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

3. **Related Party Transactions**

Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. At December 31, 2018, the Company had a receivable of approximately $382,000 which is related to this agreement. The Company also receives a commission for monitoring order flows the Parent has placed with U. S. execution brokers. Payment is received periodically throughout the year.

During 2018, the Company received termination fees from two entities under common control of the Parent to cancel agreements to manage two properties purchased in the United States. The fees related to these agreements as well as cancellation fees are recorded in other revenue on the accompanying statement of operations.

3. **Related Party Transactions (continued)**

Investment in Private Company

During 2018, the Company liquidated its investment in the private company, a related party under common ownership and control. Proceeds received totaled $2,109,580. The net loss resulting from this liquidation is included in the statement of operations.

4. **Income Taxes**

At December 31, 2018, the Company has federal, state and city net operating loss carryforwards ("NOL's") of approximately $5,352,000 and $3,825,000 and $4,474,000 respectively, which begin to expire in 2027. Additionally, the Company had a capital loss carryforward of approximately $2,727,000 from its sale of the private investment that will begin expiring in 2022. The Company had approximately $2,364,000 of deferred tax assets generated by the net operating losses as well as other capital loss carryfowards on its investment. The current valuation allowance increased by $186,000 due to the capital loss carryforward generated by the sale of the private company investment. The ultimate amount of NOL's able to be utilized by the Company in future periods may be limited under Internal Revenue Code Section 382, due to the change in ownership of the Parent Company. For the year ended December 31, 2018, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into legislation. As part of the legislation, the U.S. corporate income tax rate was reduced to 21%. The Company has a full valuation allowance against its deferred tax assets, and therefore no deferred tax expense has been recorded as a result of the reduced tax rate.

5. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2018, the Company had net capital of approximately $14,375,000 which was $14,125,000 in excess of its required minimum net capital of $250,000.

6. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Account for the Exclusive Benefit of Customers" as the Company's customer securities transactions are handled on its behalf on a delivery-versus payment/receive-versus payment basis through its Parent overseas.

7. **Commitments**

The Company is obligated under an operating lease for its New York office space that expires in January 2022.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,		Total Commitments
2019	$	170,000
2020		170,000
2021		170,000
2022		4,000
	$	514,000

Rent expense under this operating lease for the year ended December 31, 2018 was approximately $159,000.

8. **Off-balance Sheet Risk and Concentration of Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will maintain balances in several financial institutions. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The majority of the Company's operations are conducted through the Parent Company, which is located in the Republic of Korea. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

9. **New Accounting Pronouncements**

Effective for the calendar year ended December 31, 2019, any operating leases will be subject to ASU 2016-02, which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. While this will increase the assets by approximately $439,000 and the liabilities by approximately $439,000, the Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance.

In November 2016, the FASB issued guidance which reduced the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance required that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the guidance retrospectively as of January 1, 2018. Upon adoption, changes in restricted cash, which had previously been presented as operating activities, are now included within beginning and ending cash and equivalents, including restricted cash equivalents in our condensed consolidated statements of cash flows.

10. **Subsequent Events**

Subsequent events have been evaluated through the date these financial statements were issued.

KBFG Securities America Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2018

Stockholder's equity	$ 14,915,075
Nonallowable assets:	
Time deposit used as collateral for security deposit	39,642
Receivable from broker-dealer	5,430
Receivable from parent	381,648
Equipment	17,660
Miscellaneous receivables	67,916
Other assets	24,884
	537,180
Net capital before haircuts	14,377,895
Haircuts on security positions	3,386
Net capital	14,374,509
Minimum net capital requirement	250,000
Excess net capital	$ 14,124,509

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5, Part II filing.

KBFG Securities America Inc. and Subsidiary
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). None of its clearance activities can be processed through a U. S. bank.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
KBFG Securities America Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) KBFG Securities America Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

Whippany, New Jersey
February 26, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

KBFG Securities America Inc. and Subsidiary
Statement of Exemption from Rule 15c3-3
December 31, 2018

The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i) in that its transactions with customers are handled on a deliver-vs.-payment/receive-vs.-payment basis through its parent or the transactions are private placements in which the Company does not handle customer cash or securities. The Company does not have any instances of holding funds or safekeeping securities for its customers other than pursuant to the exemptive provision. To the best knowledge and belief of the Company it is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2018 without exception.

Executed by the Person who made the oath or affirmation under SEC Rule 17a-5(e)(2)